Project Ranger Discussion Materials June 21, 2007

The following pages contain material provided to the Board of Directors of Ranger Inc. ("Ranger" or the "Company") by Wachovia Securities on a confidential basis. The accompanying material was not compiled or prepared with a view toward public disclosure under state or federal securities laws or otherwise, and may not be used for any other purpose or relied on by any third party. The accompanying material was not prepared for use by readers not as familiar with Ranger as the Board of Directors of Ranger and, accordingly, neither Ranger nor Wachovia Securities nor their respective legal or financial advisors or accountants take any responsibility for the accompanying material if used by persons other than Ranger. The information contained in the accompanying material was obtained from Ranger and other sources. Any estimates and projections contained herein have been prepared or adopted by the management of Ranger, obtained from public sources, or are based upon such estimates and projections, and involve numerous and significant subjective determinations. There is no assurance that such estimates and projections will be realized. Wachovia Securities assumes no responsibility for such estimates and projections or the basis on which they were prepared. No representation or warranty, express or implied, is made as to the accuracy or completeness of such information and nothing contained herein is, or should be relied upon as, a representation, whether as to the past, the present or the future. In preparing the accompanying material, Wachovia Securities relied upon the accuracy and completeness of all financial and other information, including accounting, tax and legal information, and Wachovia Securities did not assume any responsibility for any independent verification of such information and relied upon the assurances of the management of Ranger that it is not aware of any relevant information that has been omitted or that remains undisclosed to Wachovia Securities. Wachovia Securities is a trade name of Wachovia Capital Markets, LLC, an investment banking subsidiary and affiliate of Wachovia Corporation. Wachovia Securities and its affiliates provide a full range of financial advisory, securities and lending services in the ordinary course of business, for which Wachovia Securities and such affiliates receive customary fees. In the ordinary course of its trading and brokerage activities, one of Wachovia Securities' affiliates may at any time hold long or short positions, and may trade or otherwise effect transactions, for its own account or for the account of customers, in the securities or options or other derivatives relating to the securities of any party to a transaction. Wachovia Securities and its affiliates do not provide tax, accounting or legal advice. Accordingly, any statements contained herein as to tax matters were neither written nor intended by Wachovia Securities or its affiliates to be used and cannot be used by any taxpayer for the purpose of avoiding tax penalties. Each taxpayer should seek advice from an independent tax advisor. Wachovia Securities does not have any obligation to update or otherwise revise the accompanying material. Disclaimer

Capital Markets Update Overview of Sale Process Review of Proposals Proposed Next Steps and Timing Table of Contents 1

Agenda and Objectives Wachovia welcomes the opportunity to present both a summary and the results to date of the Project Ranger solicitation process. Objectives of today's meeting include: Update regarding current capital markets conditions. Review and discussion of the sale process. Summary of the proposals received. To consider and assess next steps. We continue to focus on several important considerations and priorities as we communicate with the buyers regarding their proposals, including: Maximizing value and proceeds to the Company. Minimizing risk of signing/closing transaction. Expediting signing and closing. 2

Capital Markets Update 3

All Markets Performing Well

All markets are currently highly receptive to quality healthcare services names such as Ranger.

Leveraged Finance Market

- Continues to support the M&A market with significant leverage to facilitate transactions, but recent highly leveraged aggressive deals are beginning to see market push-back.
- Forward calendar is once again at record level.
- June expected to be one of busiest months this year and market acceptance of volume will indicate strength going into summer months.
- The 10-year U.S. Treasury increased 6 bps last week after a run-up in early June and continues to be volatile.
- BB and B yields followed the treasury up, and spread between BB and B indices at 66 bps.

Equity Market

- Stocks rallied last week as a mild core inflation report and falling Treasury yields helped ease worries that the Fed might boost interest rates.
  - Investors betting that worries about rising inflation are overdone.
- "Core" CPI report came in below expectations.
- Equity fund flows continue apace including $4.7 billion last week and $9.6 billion for May.
- Follow-on market remains strong – market accepting of companies with solid fundamentals.
- Approximately $3.4 billion of follow-on activity in the healthcare space YTD 2007.

Convertible Market

- Convert market continues to be exceptionally active and is on a record pace in 2007.
- Issuance YTD of $57 billion from 118 offerings.
- YTD volume up 84% and number of transactions up 110% from this time last year.
  - Unprecedented 18 straight weeks of $1 billion+ issuance.
- Market activity fueled by a number of important dynamics:
  - Strong investor demand, expected rise in volatility, rising straight debt costs, stock valuation, flexible capital.

Single B Bank and High Yield Pricing



B Loan Index
High Yield B Index
LIBOR +
Yield
600
500
400
300
200
100
0
12%
10%
8%
6%
4%
2%
0%
2Q'98
1Q'99
4Q'99
3Q'00
2Q'01
1Q'02
4Q'02
3Q'03
2Q'04
1Q'05
4Q'05
3Q'06
Apr-07

Major Equity Indices Performance



130
125
120
115
110
105
100
95
90
Jun-06
Jul-06
Aug-06
Oct-06
Nov-06
Dec-06
Jan-07
Mar-07
Apr-07
May-07
Jun-07
Dow Jones
S&P 500
NASDAQ
Russell 2000

Equity Linked Issuance Levels



($ in Billions)
18 straight weeks of $1 billion or more of equity linked issuance
$20.0
$15.0
$10.0
$5.0
$0.0
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
2005
2006
YTD 2007

WACHOVIA SECURITIES

Project Ranger 4

Alternative Pros and Cons

	High Yield	Convertible Debt	Bank Debt & High Yield Share Repurchase	Equity
Benefits	▪ Maximize bank debt capacity with high yield notes. ▪ Long-term permanent capital; no amortization. ▪ No maintenance covenants. ▪ Fixed rate – no future risk to EPS dilution.	▪ Convertible notes are lowest coupon alternative (near-term accretion). ▪ No covenants on convertible notes. ▪ Ease of execution. ▪ No ratings necessary. ▪ Potential repurchase from insiders.	▪ Long-term permanent capital through bond. ▪ Indicates to the market that Ranger feels stock is undervalued. ▪ Share price currently held down by a significant number of short-sellers.	▪ Increase float and expand institutional ownership. ▪ Modestly enhances debt capacity. ▪ Insiders can sell through secondary.
Considerations	▪ Higher coupon alternative. ▪ Non-call period.	▪ Potential share dilution (partially mitigated through net share settlement). ▪ Non-call period. ▪ Lack of available stock borrow limits size of offering and may negatively impact terms.	▪ Further reduces float. ▪ Potentially restricts debt capacity for acquisitions. ▪ High yield pre-payment costs partially mitigated by bank debt, which is easily pre-payable.	▪ Potentially most dilutive. ▪ Higher cost of capital. ▪ Company has significant current debt capacity without issuing new shares.
Transaction Size	▪ $170 million +	▪ $125 million	▪ $320 million – $170 million term loan; $150 million HY	▪ $125 million ▪ $75 million primary
Pricing	▪ 7.50% - 7.75%	▪ 3.375% - 3.875%	▪ L + 200; 8.00% - 8.25%	▪ NA
PF Leverage	▪ 2.4x Sr./2.4x + Total	▪ 0.9x Sr./2.3x Total	▪ 1.8x Bank/4.0x Sr./4.0x Total	▪ 1.5x Sr./1.5x Total

WACHOVIA SECURITIES

Project Ranger ▪ 5

Continued M&A Market Momentum 2006 global M&A volume reached a record of $3.4 trillion vs. the previous record of $3.3 trillion in 2000. Q1 2007 volume surpassed $1 trillion. If volume remains at the current pace, 2007 will be the most robust year for M&A in history, both domestically and globally. The strength of the M&A market is driven by: (i) healthy corporate balance sheets and need for continued growth, and (ii) heightened financial sponsor activity. Average purchase price multiples across all industries have steadily increased over the last five years and in Q1 2007 reached a 10-yr high. Substantial recent M&A activity in the healthcare sector, including a number of significant deals announced in the past several weeks. Leveraged buyout of Bausch & Lomb for $4.5 billion by Warburg Pincus. Cardinal's acquisition of Viasys for $1.4 billion. Community Health's acquisition of Triad for $6.8 billion. Manor Care's announcement that it is exploring strategic alternatives. Source: Thomson Financial Securities Data Corporation. Includes all transactions valued greater than $25 million. Global M&A Activity Disclosed Valuation Multiples Note: For completed transactions between $25 million and $1 billion. Source: Thomson Financial Securities Data Corporation. 1997 1998 1999 2000 2001 2002 2003 2004 1H05 3Q05 2005 LTM 3/31/06 LTM 9/30/06 2006 1Q07 Financial Buyers 8.3 7.2 7.3 6.3 5.2 4.9 6.3 6.4 8.5 8 7.9 7.28 9.9 8.9 9.11 Strategic Buyers 9.2 9.1 8.6 8.3 7.6 6.8 7.7 8.7 9.7 9.4 9.6 9.86 9.8 9.9 10.54 Highest level in 10 years. 6

Overview of Sale Process 7

Marketing Process Summary Wachovia Securities executed the following marketing process regarding the potential sale of Ranger. Began marketing process on March 27, 2007. Initially contacted 34 parties, including 14 strategic parties. Sent public information book to 25 of the 34 parties initially contacted. During the process, an additional eight parties (not included in initial marketing process) contacted Wachovia. Sent public information book to all 8 of the late entrants. Six parties submitted initial indications from April 5 - 6, 2007, one submitted April 20, 2007, and four of the late entrants submitted indications after reviewing public materials. None of the late entrants expressed an interest at a price competitive with prior proposals. Six parties attended management presentations, including one strategic party. Two parties submitted formal indications on June 18, 2007. 8

Future of Medicare and commercial reimbursement. Equipment utilization. Competition with hospital-based treatment centers and individual Urology practices entering the market. Perception of similar dynamics to MRI and imaging facilities. Ability to execute anticipated pace of facility acquisitions and de novo development. Concentration of mission-critical leadership in senior management. Required capital expenditures. Margin sustainability. Unfamiliarity with radiation treatment centers. Insufficient resources to review the opportunity. Unfamiliarity with reimbursement / payor mechanics. Feedback Themes Industry-Specific Concerns Company-Specific Concerns Buyer-Specific Concerns Ranger was generally well-received by participants in the process with eleven Sponsors submitting initial indications based on public information. The prevalent themes cited as reasons for those potential buyers that decided to exit the process included the following: 9

Process Summary* Parties Initially Contacted Submitted Initial Indication (Public Info) Late Entrants (Public Info. Packet) Submitted Formal Indications Attended Management Presentation 10 * Names of potential buyers (other than Vestar Capital Partners) have been replaced with generic references.

Review of Proposals 11

Stock Price Performance and Analyst Commentary



$35.00
$32.00
$29.00
$26.00
$23.00
$20.00
Share Price
2,000
1,500
1,000
500
0
Volume (millions)
1/3/2007
2/14/2007
3/28/2007
5/9/2007
6/20/2007
1 Announced FY06 Earnings
2 Announced 1Q07 Earnings
3 Announced Salisbury, MD Acquisition

Firm	Comments
Cowen & Co. 5/31/07	- We recommend purchase of Ranger, and think the stock can outperform the market by 25% over the next year. - Recent results have been disappointing despite solid progress in boosting the mix of new technologies (IMRT, IGRT.) EPS growth should accelerate during the course of the year as management keeps a tighter clamp on costs and development projects (acquisitions and de novo) start to contribute.
Piper Jaffray 5/17/07	- In our view, there has been no change in the probability that Medicare changes to equipment utilization assumptions will be made this year. This issue is not new and has been primarily focused on certain diagnostic imaging procedures such as MRI and CT scans, not radiation therapy treatments. - We believe investors should view urologists' increased interest in IMRT as a positive, not a negative, for Ranger. Additionally, the fact that these physicians now recognize the benefits to their patients in being treated with radiation versus surgery highlights why we believe these acquisitions will quickly result in increased treatment volumes and profitability for Ranger facilities.
Goldman Sachs 5/16/07	- We do not expect revised equipment utilization calculations to impact Ranger reimbursement in FY08. - Valuation at these levels presents an attractive buying opportunity: Our 12-month price target of $36.50, implying 26% upside potential, was computed via: (1) P/E (40%), (2) EV/EBITDA (40%), and (3) DCF (20%).
Banc of America 5/7/07	- We view the recent urology/oncology acquisitions as defensive in nature and indicative of a more competitive environment for lucrative technical fees. - Despite previous management guidance that 2007 Medicare rate changes would be neutral to the company, we still believe the 4yr phase-in constitutes at least a 6-7% earnings headwind annually. Ex-mix shift, we calculate that average rev/treatment declined approximately 5% y/y and 3% sequentially - a key driver in the exhibited margin deterioration.
Dougherty & Co. 5/7/07	- We continue to recommend purchase of Ranger shares but are electing to reduce our price target from $40 to $37. This is based on the assumption that investors will be willing to pay 20.0x our new forecast for 2008. - In general, we think the infrastructure build is appropriate in light of the company's continued rapid growth. The addition of the urological and surgical physician practices appears to be primarily a response to market pressures. It appears this has and will be a drag on margins.

WACHOVIA SECURITIES
Project Ranger ■ 12

Summary of Final Indications 13 * Name of potential buyer has been replaced with a generic reference.

Summary of Final Indications (cont'd) 14 * Name of potential buyer has been replaced with a generic reference.

Summary of Final Indications (cont'd) 15 * Name of potential buyer has been replaced with a generic reference.

Proposed Next Steps and Timing 16

Key dates in the next few weeks would include: Week of June 18th Received final indications of interest. Board of Directors meeting. Decide whether to move forward with process. Select parties to move forward in process. Communicate board decision to buyers. Week of June 25th - Week of July 9th Buyers finalize business diligence, if necessary. Buyers finalize confirmatory diligence. July 13th Final bids (with marked-up definitive agreement) submitted. Week of July 16th Select final bidder. Negotiate definitive agreement. Week of July 23rd Sign definitive agreement and announce transaction. Near-Term Deliverables Next Steps Illustrative Timeline 17